SOLIGENIX, INC.
29 Emmons Drive, Suite C-10
Princeton, New Jersey 08540
Phone: (609) 538-8200

December 23, 2011

VIA EDGAR

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

RE	Soligenix, Inc. (the “Company”)
Form 10-K
Filed March 30, 2011
SEC File No. 000-16929

Dear Mr. Riedler:

We are responding to your December 5, 2011 letter regarding our Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2010.  For your reference, we have included in this correspondence each comment from your letter followed by our response.

Form 10-K, filed March 30, 2011

Business, page 3

1.
We note that your main source of revenue has been grant funding from the National Institute of Health (“NIH”) and the National Institute of Allergy and Infectious Diseases (“NIAID”), a division of the NIH.  Please revise your disclosure in your business section to disclose the material terms of these grants, including any conditions on funding, obligations under the grants, and the intellectual property rights of each party.  Please file as exhibits any written agreements between the company and NIH or NIAID, as these appear to be material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

Response:

As disclosed in the Company’s Form 10-K on pages 10, 11 and 16, the Company was awarded in September 2009 a $9.4 million grant from The National Institute of Allergy and Infectious Diseases (the “NIAID”), a division of the National Institute of Health (“NIH”).  It is also disclosed that such grant will fund, over a five-year period, the development of the formulation and manufacturing processes for vaccines that are stable at elevated temperatures, as well as fund the development of improved thermostable adjuvants expected to result in rapidly acting vaccines that can be given with fewer injections over shorter intervals.

Mr. Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
December 23, 2011

The Company also disclosed that its academic partner, the Fred Hutchinson Cancer Research Center (“FHCRC”), received a $1 million grant from the NIH to conduct preclinical studies of oral BDP for the treatment GI radiation injury.  It is noted on page 11 of the Form 10-K, that the Company does not receive any monetary benefit from the NIH grant, but would benefit if the work being conducted at FHCRC is successful.

At the present time, the Company is the direct recipient of only one grant from the NIAID.  The NIAID supports research focused on understanding, controlling and preventing diseases caused by virtually all infectious agents.  In response to threats presented by bioterrorism and emerging infectious diseases, the NIAID has established research programs to facilitate development of countermeasures to select pathogens and toxins.

Through requests for applications, the NIAID invites research applications for projects that will lead to development of, among other things, new vaccines, vaccine technologies and therapeutics.  In 2009, the Company submitted an application in response to a specific NIAID request and was awarded a $9.4 million grant, which, as disclosed in the Form 10-K, will cover a five-year period.  Although the grant has specific requirements with which the Company must comply, such as periodic reporting of scientific activity and requests for reimbursement of expenses incurred under the grant and related facilities and administrative costs of the Company for direct employees working on the grant and other administrative costs, there is no separate written agreement entered into between the Company and NIAID or NIH that would constitute a material contract within the meaning of Item 601(b)(10) of Regulation S-K.

The relationship between the Company and NIAID under the grant in question does not involve any intellectual property rights or any other material terms.  However, as with all U.S. Government grants like our NIAID grant, the U.S. Government retains the right (“march in rights”) to utilize the products being developed by the Company with the grant funds in the event that the U.S. Government determines that such use is in the national interest.  It should be noted that this right has never been exercised by the U.S. Government.  Accordingly, it is the Company’s position that there are no other disclosures that are required to be made in the Company’s Form 10-K with respect to the NIAID grant.

Commercialization and Market, page 6

2.	Please revise your disclosure to include the duration and termination provisions of your collaboration and supply agreement with Sigma-Tau Pharmaceuticals, Inc.

Mr. Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
December 23, 2011

Response:

The Company’s February 11, 2009 agreement with Sigma-Tau Pharmaceuticals, Inc. (“Sigma-Tau”) is incorporated into the Form 10-K by reference to Exhibit 10.43 of the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2009.  The amendment to the agreement was also filed with the SEC on July 28, 2011.  Although certain sections of the documents with regard to milestone payments and royalty rate computation have been redacted pursuant to confidential treatment requests which have been granted by the SEC, the duration and termination provisions of the agreement, which the Company believes are standard for an agreement of this nature, have not been redacted.  Since the Company will be filing its Form 10-K for the fiscal year ending December 31, 2011 within less than four months from the date of this letter, we propose disclosing the duration and termination provisions of the agreement with Sigma-Tau in our next Form 10-K.

BioDefense Overview, page 10

3.
We note that in January 2011, you entered into a definitive license agreement with the University of Colorado.  Please describe the material terms of this agreement, including, but not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions.  Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company’s retention of the $9.4 million grant from NIAID does not depend upon the Company retaining its rights under the University of Colorado license agreement.  Accordingly, the license agreement with the University of Colorado is not presently generating any revenues for the Company and may never do so in the future unless the Company is able to commercialize the intellectual property licensed to it under the University of Colorado license agreement.

In addition, the Company initially paid the University of Colorado a license fee of $20,000 and is only obligated to make minimum annual royalty payments of approximately $15,000 and certain additional payments if the Company achieves specified milestones.

In view of the fact that the Company’s financial obligations under the license agreement are not material to the Company at this time and that the Company is not presently generating any revenues as a result of the intellectual property rights granted to the Company under the license agreement, the Company does not consider the agreement to be a material contract within the meaning of Item 601(b)(10) of Regulation S-K.  If and when the Company is successful in commercializing the intellectual property covered by the University of Colorado license agreement and is generating revenues from products utilizing the intellectual property, the Company will file the agreement as a material contract at such time.  In addition, the Company proposes to describe all material terms of the license agreement in the Company’s Form 10-K that will be filed with the SEC within four months from the date of this letter.  The Company however, will seek confidential treatment of any information relating to milestone payments.  We trust that this proposal is acceptable to the staff.

Mr. Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
December 23, 2011

orBec® License Agreement, page 15

4.
We note that in November 1998, you entered into an exclusive, worldwide, royalty bearing license agreement with Dr. George B. McDonald for the rights to the intellectual property and know-how relating to orBec®.  Please describe the material terms of this agreement, including, but not limited to, any payment provisions, royalty rates, aggregate milestones, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions.

Response:

The Company filed its license agreement with Dr. McDonald on February 13, 2009 with the Company’s Registration Statement on Form S-1, and has incorporated such agreement into the Form 10-K.  In addition, the amendment with Dr. McDonald was also filed on July 28, 2011 as an exhibit to the Company’s Form 8-K.  Therefore, the company has in effect disclosed all material terms of such license agreement, as amended.  Since the Company will be filing its Form 10-K for the fiscal year ending December 31, 2011 within the next four months, we propose to include all material terms of the license agreement, as amended, in our next Form 10-K.

5.
We note that you also executed an exclusive license to patent applications for “Use of Anti-Inflammatories to Treat Irritable Bowel Syndrome” from the University of Texas Medical Branch-Galveston.  Please describe the material terms of these license agreements, including, but not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreements in place, duration and termination provisions.  Also, please file the license agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The license agreement with University of Texas Medical Branch-Galveston contains no financial obligations to which the Company is bound, and the Company does not generate any revenues from the agreement.  Accordingly, the Company does not believe that this license agreement is a material contract within the meaning of Item 601(b)(10) of Regulation S-K.

Mr. Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
December 23, 2011

RiVax Intellectual Property, page 15

6.
We note that in June 2004, you entered into a license agreement with UTSW for the injectable rights to the ricin vaccine, and in October 2004, you negotiated the remaining oral rights to the ricin vaccine.  Please describe the material terms of the license agreement, including, but not limited to royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations, rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions.  Also, please file the license agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company’s license agreement with the University of Texas Southwestern Medical Center (“UTSW”) is described on page 15 of the Form 10-K.  In addition, the license agreement is incorporated into the Form 10-K as Exhibit 10.2 by reference to Exhibit 10.8 of the Company’s Form 10-KSB, as amended, for the fiscal year ended December 31, 2004.  As with the other license agreements mentioned in this letter, the Company does not believe that its financial obligations under the agreement are material and presently does not generate any revenues from the intellectual property licensed to it by UTSW.  In view of the fact that the UTSW license agreement has not generated any revenues for the Company and does not contain any material financial obligations to which the Company is bound, the Company does not believe that this license agreement is a material contract within the meaning of Item 601(b)(10) of Regulation S-K.

In connection with responding to the comment letter, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
December 23, 2011

If you require any additional information, please contact our outside legal counsel, Leslie J. Croland with Edwards Wildman Palmer LLP at (561) 833-7700.

Sincerely,

/s/ Christopher J. Schaber

Christopher J. Schaber, Ph.D.
Chief Executive Officer and President

cc:           Leslie J. Croland, P.A.